

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2021

Paul A. Pittman
Executive Chairman and Chief Executive Officer
Farmland Partners Inc.
4600 S. Syracuse Street, Suite 1450
Denver, Colorado 80237

> **Re: Farmland Partners Inc.**
> **Registration Statement on Form S-3**
> **Filed April 7, 2021**
> **File No. 333-255092**

Dear Mr. Pittman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Justin Salon